

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2022

Adam Hershey
Chief Executive Officer
TREES Corporation
1901 S. Navajo Street
Denver, Colorado 80223

> **Re: General Cannabis Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 25, 2022**
> **File No. 0-54457**

Dear Mr. Hershey:

   We have reviewed your July 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 22, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 9A. Controls and Procedures, page 74

1.   We read your response to comment 4 and note your proposed disclosure relates to the conclusion on disclosure controls and procedures, as opposed to internal control over financial reporting. Please refer Item 308(a) of Regulation S-K and provide in an amended 10-K a report of management on the company's internal control over financial reporting that contains:

   (1) A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;

   (2) A statement identifying the framework used by management to evaluate the effectiveness of the company's internal control over financial reporting; and

(3) Management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in internal control over financial reporting identified by management. Management is not permitted to conclude that the company's internal control over financial reporting is effective if there are one or more material weaknesses in the company's internal control over financial reporting.

 You may contact Ta Tanisha Meadows at (202) 551-3322 or Adam Phippen at (202) 551-3336 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services